Exhibit 99.1

Notice of Dissolution of Group

Notice is hereby given that effective as of May 10, 2007 the following individuals and entities (the “Glenhill Reporting Persons”) that previously filed as members of a group along with Scott Galloway, R. Ian Chaplin, Michael L. Meyer, and Firebrand Partners, LLC are no longer members of the group:

Glenn J. Krevlin
Glenhill Advisors, LLC
Glenhill Capital Management, LLC
Glenhill Capital LP
Glenhill Capital Overseas GP, Ltd.
Glenhill Overseas Master Fund, L.P.

Firebrand Partners, LLC has distributed the shares of RedEnvelope, Inc. held by it to its members, which included the Glenhill Reporting Persons.  All further filings with respect to transactions in the security reported on will be filed, if required, by the Glenhill Reporting Persons in their individual capacities.